

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 21, 2010

Lancelot A. King. Esq.
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

Re: Calvert Distributors, Inc. File No. 812-13720

Dear Mr. King:

By filing dated January 7, 2010, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Jennifer L. Sawin
Branch Chief